Exhibit

99.2

–

Capitalisation

and

Indebtedness

  117

The

following

table

sets

out

the

Group’s

capitalisation,

indebtedness

and

contingent

liabilities

on

a

consolidated

basis,

in
accordance

with

IFRS,

as

at

30

June

2020.

As

at
30.06.20
m
Share

Capital

of

Barclays

PLC
Ordinary

shares

-

issued

and

fully

paid

shares

of

£0.25

each
17,345
£m
Group

equity
Called

up

share

capital

and

share

premium
4,620
Other

equity

instruments
10,871
Other

reserves
6,996
Retained

earnings
45,817
Total

equity

excluding

non-controlling

interests
68,304
Non-controlling

interests
1,237
Total

equity
69,541
Group

indebtedness
Subordinated

liabilities
19,886
Debt

securities

in

issue
103,970
Total

indebtedness
123,856
Total

capitalisation

and

indebtedness
193,397
Group

contingent

liabilities

and

commitments
Guarantees

and

letters

of

credit

pledged

as

collateral

security
16,225
Performance

guarantees,

acceptances

and

endorsements
6,739
Total

contingent

liabilities
22,964
Documentary

credits

and

other

short-term

trade

related

transactions
1,162
Standby

facilities,

credit

lines

and

other

commitments
332,969
Total

commitments
334,131